Exhibit 99.1

FOR IMMEDIATE RELEASE
SILICOM’S THIRD QUARTER 2015 RESULTS
RELEASE SCHEDULED FOR OCTOBER 26, 2015

- Conference Call Scheduled for Monday, October 26, 2015 at 9:00am ET -

KFAR SAVA, Israel, October 1, 2015 -- Silicom Ltd. (NASDAQ: SILC, TASE: SILC), an industry-leading provider of high-performance server/appliances networking solutions, announced today that it will be releasing its third quarter 2015 results on Monday, October 26, 2015.

The Company will also be hosting a conference call that same day, at 9:00am Eastern Time. On the call, management will review and discuss the results, and will also be available to answer investors’ questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 668 9141
UK: 0 800 917 5108
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609

At: 9:00am Eastern Time, 6:00am Pacific Time, 3:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Kenny Green / Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail : silicom@gkir.com